Exhibit 1

North America’s Railroad

NEWS RELEASE

CN Board Appoints Jo-ann dePass Olsovsky to its Board of Directors

Independent Director with Deep Technology and Railroad Experience
Demonstrates Board’s Ongoing Commitment to CN’s Leadership in Corporate
Governance

Montreal, October 27, 2021 – CN (TSX: CNR) (NYSE: CNI) announced today that Jo-ann dePass Olsovsky has been appointed to serve on the Board of Directors of CN, effective immediately.

Ms. dePass Olsovsky, 56, brings more than 35 years of technology, infrastructure operations, and railroad experience to CN. She is currently the Executive Vice President and Chief Information Officer of Salesforce, where she oversees the company’s global information technology organization, including technology strategy; customer, partner and employee experience; enterprise applications; network infrastructure; collaboration tools; 7x24 enterprise operations; architecture; and merger & acquisition integration.

She previously spent almost 12 years at BNSF Railway where she served as Senior Vice President and Chief Information Officer leading enterprise information technology, including train control and operational systems supporting safety, transportation & digital train control, mechanical, engineering, and intermodal automation. In addition, she led the cloud digitization strategy focused on customer experience through cloud applications, advanced technologies enablement through operations research, and predictive analytics. Ms. dePass Olsovsky also led drone inspection operations for bridges, track, and structures, which were all enabled through the railroad’s telecommunications and North American network. Prior to BNSF, she held technology leadership positions at AT&T and GTE/Verizon supporting telecommunications, cybersecurity, customer experience, and 7x24 internal network infrastructure and operations.

“We are pleased to welcome Jo-ann to CN as an independent director. She has deep expertise in advanced technologies and customer applications, and spent more than a decade as a senior executive at a Class I railroad. The intersection of her technology, operations and railroad experience creates a powerful combination of expertise that will be valuable to CN as we continue building the railway of the future using digital innovation to drive safety, operational excellence, customer experience and enhanced long-term shareholder value.”
— Robert Pace, Chair of the Board of Directors of CN

Ms. dePass Olsovsky is filling the vacancy on CN’s Board that was created in September 2021 when an independent director resigned to spend more time on her full-time executive role outside of CN. With the appointment of Ms. dePass Olsovsky, CN’s Board is comprised of 11 directors, 10 of whom are independent and five of whom are women. The Board continues to focus on recruiting top quality independent directors who will contribute a diverse set of perspectives as CN builds the premier railway of the 21st century.

Ms. dePass Olsovsky and family immigrated to the United States and Canada, and is of Hispanic descent. She holds a bachelor’s degree in Business Management and an MBA from Nova Southeastern University, as well as a master’s in Project Management from George Washington University. She has earned numerous industry recognitions for technology achievements, including Hispanic IT Executive Council’s Top 100 Most Influential Hispanics, Computerworld Top 100, and most recently as #10 on Technology Magazine’s 2021 TOP100 CIOs.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the Southern tip of the U.S. through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investors

Canada Mathieu Gaudreault CN Media Relations (514) 249-4735 media@cn.ca	Paul Butcher Vice-President Investor Relations 514-399-0052 investor.relations@cn.ca
Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca
United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com